UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 025576 109

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,101,110 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,101,110 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,110 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.72% (1)

(14)	Type of Reporting Person (See Instructions) OO

        (1) Includes (i) 563,661 shares of common stock (“Common Stock”), par value $0.001 of American Electric Technologies, Inc. (the “Company”) currently held by JCH Crenshaw Holdings, LLC (“JCH”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, currently held by JCH and purchased pursuant to the Securities Purchase Agreement by and between the Company and JCH dated as of April 13, 2012 (the “Securities Purchase Agreement”) at $5.00 per share and repriced pursuant to the repricing agreement by and between the Company and JCH dated as of August 1, 2017 (the “Repricing Agreement”), at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) and (iii) 60 shares of Common Stock that JCH has the right to acquire within 60 days of the date hereof as a dividend (the “Series A Preferred Stock Dividend”) on the Series A Preferred Stock held by JCH pursuant to the Articles of Restatement of Articles of Incorporation of the Company, as amended.

        (2) Calculated based upon 11,606,719 shares of Common Stock deemed to be outstanding, which includes (i) 8,969,437 shares of Common Stock issued and outstanding as of November 12, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Commission on November 14, 2018 (the “2018 Form 10-Q”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, (iii) 99,833 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended September 30, 2018, and (iv) 60 shares of Common Stock issuable as the Series A Preferred Stock Dividend for quarter ended September 30, 2018.

CUSIP No. 025576 109

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,101,110 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,101,110 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,110 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.72% (1)

(14)	Type of Reporting Person (See Instructions) IN

        (1) Includes (i) 563,661 shares of Common Stock currently held by JCH, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock currently held by JCH, (y) exercise of the Series A Warrants currently held by JCH and (z) exercise of the Series B Warrants currently held by JCH and (iii) 60 shares of Common Stock receivable by JCH as the Series A Preferred Stock Dividend.  J. Casey Crenshaw (“Mr. Crenshaw”) may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Mr. Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

        (2) Calculated based upon 11,606,719 shares of Common Stock deemed to be outstanding, which includes (i) 8,969,437 shares of Common Stock issued and outstanding as of November 12, 2018, as reported in the 2018 Form 10-Q, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, (iii) 99,833 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended September 30, 2018, and (iv) 60 shares of Common Stock issuable as the Series A Preferred Stock Dividend for quarter ended September 30, 2018.

This Amendment No. 7 to the Statement on Schedule 13D (this “Amendment No. 7”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Electric Technologies, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw” and, together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on August 21, 2018 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D filed on November 11, 2018 (“Amendment No. 6” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Share Exchange Agreement

On December 17, 2018, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with JCH, LNG Investment Company, LLC, a Texas limited liability company (“Holdings”), AEGIS NG LLC, a Texas limited liability company (“AEGIS”), Stabilis Energy, LLC, a Texas limited liability company (“Stabilis”), PEG Partners, LLC, a Delaware limited liability company (“PEG”), and Prometheus Energy Group, Inc., a Delaware corporation (“Prometheus”). Each of the Company, JCH, Holdings, AEGIS, Stabilis, PEG and Prometheus is individually referred to herein as a “Party” and, collectively, the “Parties”. Pursuant to the Share Exchange Agreement, the Parties will enter into a business combination transaction by which (i) Holdings shall contribute 100% of the membership interests in Stabilis to the Company, (ii) AEGIS shall contribute its 20% membership interest in PEG to the Company, and (iii) in consideration and exchange therefor, the Company shall issue to Holdings and AEGIS shares of the Common Stock in an aggregate amount sufficient to cause Holdings and AEGIS to own collectively 89% of the then issued and outstanding shares of the Common Stock (with such 89% excluding any Common Stock then held by JCH or issuable to JCH as a result of the conversion of its shares of Series A Preferred Stock of the Company) (collectively, the “Transactions”). Following the Transactions, each of Stabilis, Prometheus and PEG will continue its respective legal existence as a wholly-owned, direct or indirect subsidiary of the Company.

The Share Exchange Agreement contains customary representations and warranties from the Parties, and each Party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Share Exchange Agreement and the closing pursuant to the Share Exchange Agreement and (ii) the obligation to use reasonable best efforts to cause the Transactions to be consummated.

Completion of the Transactions is subject to certain customary conditions, including, among others: (i) approval of the Stockholder Matters (defined below) by the requisite vote of the Company’s shareholders; (ii) there being no law or injunction prohibiting consummation of the Transactions; (iii) conversion by JCH of 1,000,000 shares of Series A Preferred Stock into shares of Common Stock; (iv) subject to specified materiality standards, the accuracy of certain representations and warranties of the Parties; (v) compliance by the Parties in all material respects with their agreements and covenants under the Share Exchange Agreement; (vi) obtaining all necessary consents, waivers and approvals; and (vii) extinguishment of certain indebtedness by Stabilis to JCH and its Affiliates.

In addition, pursuant to the Share Exchange Agreement, upon closing of the Transactions, Jim Reddinger, the current Chief Executive Officer of Stabilis, will serve as the President and Chief Executive Officer of the Company and Casey Crenshaw, a current director of the Company, will serve as its Executive Chairman. Upon closing of the Transactions, the Company’s board of directors will consist of nine directors, three of which are current directors of the Company, including Casey Crenshaw, and six of which will be new directors designated by Stabilis.

The Share Exchange Agreement provides for certain termination rights by the Parties, including (i) by the mutual written agreement of the Company and Holdings; (ii) by either the Company or Holdings, if (A) the Transactions have not been consummated on or before June 30, 2019 (the “Outside Date”); (B) the Transactions are prevented by certain final and nonappealable legal restraints; (C) the requisite approval of the Share Exchange Agreement and the Transactions is not obtained from the stockholders of the Company; or (D) the Company’s board of directors or any committee or representative thereof withdraws or proposes to withdraw the Company’s board of directors’ recommendation that holders of Common Stock vote in favor of the Share Exchange Agreement and the approval of the Transactions; (iii) by Holdings, upon a breach of a representation, warranty, covenant or agreement by the Company that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date; and (iv) by the Company, upon a breach of a representation, warranty, covenant or agreement by either Holdings or AEGIS that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date.

The Share Exchange Agreement provides that upon termination of the Share Exchange Agreement by the Company under certain circumstances, Stabilis shall be obligated to reimburse the Company for its reasonable, out-of-pocket transaction expenses, and upon termination of the Share Exchange Agreement by Holdings under certain circumstances, the Company shall be obligated to reimburse Holdings for its reasonable, out-of-pocket transaction expenses. Additionally, the Share Exchange Share Exchange Agreement provides that the Parties shall be entitled to an injunction to prevent breaches of the Share Exchange Agreement and to enforce specifically the terms and provisions of the Share Exchange Agreement in certain circumstances.

The foregoing descriptions of the Share Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Exchange Agreement, a copy of which is filed as Exhibit A to this Amendment no. 7 and is incorporated by reference in its entirety into this Item 4.

Voting Agreement

Concurrently with the execution of the Share Exchange Agreement, JCH entered into a Voting Agreement (the “Voting Agreement”) with the Company and certain other principal stockholders of the Company whereby JCH and the other principal stockholders agreed to vote in favor of (i) the issuance of Common Stock in accordance with the Share Exchange Agreement; (ii) an increase in the number of authorized shares of Common Stock in accordance with the Share Exchange Agreement; (iii) amendments to the Charter of the Company to be effective from and after the closing of the Transactions (A) authorizing a reverse stock split of the Common Stock at a ratio in an amount sufficient to satisfy Nasdaq listing requirements in effect at such time to be determined by the Company’s board of directors and Holdings and (B) changing the name of the Company to Stabilis Energy, Inc.; and (iv) adjourning the special meeting, if necessary, to solicit additional proxies (the “Stockholder Matters”), as contemplated in the Share Exchange Agreement.

The foregoing descriptions of the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit B to this Amendment no. 7 and is incorporated by reference in its entirety into this Item 4.

Registration Rights Agreement

Prior to or at the closing of the Transactions, the Company, Holdings and AEGIS will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to, and subject to the limitations set forth in, the Registration Rights Agreement, it is contemplated that the Company will agree, no later than one hundred and eighty (180) days following the closing of the Transactions, to register under federal securities laws the public resale of the Common Stock held by Holdings and AEGIS or certain of their affiliates or permitted transferees (collectively, the “Holders”) on a shelf registration statement.

In addition, pursuant to the Registration Rights Agreement, the Holders will have the right to require the Company, subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Common Stock by means of an underwritten offering. Further, subject to certain exceptions, if at any time the Company proposes to register an offering of its equity securities or conduct an underwritten offering, whether or not for its own account, then the Company must promptly provide written notice to certain Holders of such proposal to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Pursuant to the Registration Rights Agreement, Holders will agree not to effect any public sale or distribution of securities similar to those being registered or of any securities convertible into or exchangeable or exercisable for such securities or hedging transactions relating to registrable securities for a period beginning five days prior to the expected date of “pricing” of such offering and continuing for a period not to exceed sixty (60) days from the date of such final prospectus.

The foregoing descriptions of the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit C to this Amendment no. 7 and is incorporated by reference in its entirety into this Item 4.

Relationships

Mr. Crenshaw both directly and indirectly through certain intermediaries owns equity in, and is the sole managing member of, each of JCH and Holdings and, in such capacity, exercises voting and dispositive power over all securities held by such entities.  Mr. Crenshaw is also a member of the Board of Directors of the Company.  JCH and certain other principal stockholders of the Company, who collectively own approximately 45.29% of the Company’s Common Stock, have entered into the Voting Agreement, whereby such parties have agreed to vote in support of the Transactions as described above. The Reporting Persons indirectly own and control each of Holdings, AEGIS, Stabilis, PEG and Prometheus, which are parties to the Share Exchange Agreement.  In addition, Holdings is party to, and will be a Holder under, the Registration Rights Agreement, whereby Holdings will have certain demand and piggyback rights with respect to the Company’s Common Stock as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.   Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A(1):	Share Exchange Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC.
Exhibit B(1):	Voting Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc, JCH Crenshaw Holdings, LLC and certain stockholders of American Electric Technologies, Inc.
Exhibit C(1):	Form of Registration Rights Agreement, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, and AEGIS NG LLC.
Exhibit D*:	Joint Filing Agreement.

* Filed herewith

(1) To be filed by amendment.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit A(1):	Share Exchange Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC.
Exhibit B(1):	Voting Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc, JCH Crenshaw Holdings, LLC and certain stockholders of American Electric Technologies, Inc.
Exhibit C(1):	Form of Registration Rights Agreement, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, and AEGIS NG LLC.
Exhibit D*:	Joint Filing Agreement.

*Filed herewith

(1) To be filed by amendment.